July 5, 2000



        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Huntington VA Income Equity Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000 and for the period from February 29, 2000 (date of the last examination) through May 31, 2000, with respect to securities reflected in the investment accounts of the Fund.


Sincerely,




John Leven
Treasurer and Chief Financial Officer